Exhibit 5.1

[Letterhead of Sullivan and Cromwell LLP]

March 3, 2020

Fulton Financial Corporation,

One Penn Square,

P.O. Box 4887,

Lancaster, Pennsylvania 17604.

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of $200,000,000 aggregate principal amount of 3.250% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “2030 Notes”) and $175,000,000 aggregate principal amount of 3.750% Fixed-to-Floating Rate Subordinated Notes due 2035 (the “2035 Notes” and, together with the 2030 Notes, the “Securities”) of Fulton Financial Corporation, a Pennsylvania corporation (the “Company”), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for purposes of this opinion.

Upon the basis of such examination, it is our opinion that the Securities constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

In rendering the foregoing opinion, we are not passing upon, and assume no responsibility for, any disclosure in any registration statement or any related prospectus or other offering material relating to the offer and sale of the Securities.

The foregoing opinion is limited to the Federal laws of the United States, and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of Pennsylvania law, we note that you have received an opinion, dated March 3, 2020, of Barley Snyder LLC.

In rendering the foregoing opinion, we have assumed, without independent verification, that the Company has been duly incorporated and is an existing corporation in good standing under the laws of Commonwealth of Pennsylvania, that the Subordinated Debt Indenture, dated November 17, 2014, as supplemented by the Second Supplemental Indenture, dated March 3, 2020 (the “Second Supplemental Indenture”), relating to the 2030 Notes, and the Third Supplemental Indenture, dated March 3, 2020 (the “Third Supplemental Indenture” and, together with the Base Indenture and the Second Supplemental Indenture, the “Indenture”), relating to the 2035 Notes, in each case, between the Company and Wilmington Trust, National Association, as trustee (the “Trustee”), was duly authorized, executed and delivered by the Company insofar as the laws of Pennsylvania are concerned and that all corporate action by the Company related to the Securities was duly authorized as a matter of Pennsylvania law.

Fulton Financial Corporation	-2-

We have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee thereunder, assumptions which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K to be incorporated by reference into the Registration Statement relating to the Securities and to the references to us under the heading “Validity of Notes” in the Prospectus Supplements relating to the Securities, each dated February 25, 2020. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ SULLIVAN AND CROMWELL LLP